UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Commission File Number:  000-22419

CUSIP Number: 14147M403

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [] Form 10-K and Form 10-KSB    [  ] Form 20-F    [  ] Form 11-K

                        [X ] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

  For Period Ended: March 31, 2008

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended :________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

__________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:    Cardima, Inc.

Former name if applicable: ___________________________________________

Address of principal executive office (street and number): 47266 Benicia Street

City, state and zip code:   Fremont, California  94538-7330

PART II
RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant  to  Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q.  The Company’s Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Milind Kasbekar, Corporate Controller, (510) 354-0333

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

[ X ] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements  to  be  included  in  the subject report or portion thereof?

[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Based on preliminary financial statements, the registrant will show for the quarter-to-date, a net loss of $2,316,000 in 2008 compared with a net loss (restated) of $9,849,000 in 2007.  The reduction in net loss is attributable primarily to the non-cash loss of excess shares over authorized capital in the amount of $7,373,000 during the quarter ended March 31, 2007 that was returned to stockholders’ equity during the quarter ended June 30, 2007.

Cardima, Inc.
(Name of Registrant as specified in Charter)

Date: May 15, 2008	By:	/s/ Robert Cheney
Robert Cheney
Chief Financial Officer

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.